Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-62871) on Form S-8 of our report dated June 27, 2014 with respect to the statements of net assets available for benefits of Berry Petroleum Company as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental Schedule H, Part IV Line 4i - Schedule of Assets (Held at End of Year), which report appears in the December 31, 2013 Annual Report on Form 11-K of the Berry Petroleum Company Thrift Plan.

/s/ EKS&H LLLP
EKS&H LLLP

June 27, 2014
Denver, Colorado